Mail Stop 3561

May 6, 2008

Mr. Johnny R. Thomas
Chief Executive Officer
Consolidation Services, Inc.
2756 N. Green Valley Parkway,Suite 225
Henderson, NV 89014

> **Re:** **Consolidation Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2008**
> **File No. 333-150175**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **File No. 333-142105**

Dear Mr. Thomas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

With regard to comments on your Form 10-K, you should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   We note that you are registering the sale of 18,400,000 shares and 16,050,000 warrants, of which 1,360,000 are not being offered by affiliates. Given the size of the offering relative to the number of shares being offered by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders – such as Messrs. Thomas, Francis and Ms. Thomas – as underwriters. Your indication on page 36 and elsewhere in the prospectus that "the selling stockholders and any underwriters, brokers or dealers engaged by them may be deemed to be statutory underwriters" is insufficient. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

Cover Page

2.   It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please include the Rule 415 statement and check the box.

Calculation of Registration Fee, page ii

3.   Please clarify the statements under footnotes 3 and 14 or advise us since it appears the shares were not included in the effective referenced registration statement.

Business, page 25

4.   Please revise your registration statement to include a more detailed description of your business, pursuant to Item 101 of Regulation S-K. Your proposed business plan is broad and does not provide enough information to evaluate how you intend to develop your business and the timing of your plan implementation. Also, please clarify, for example, the steps you will need to undertake in order to

execute your marketing and business strategies. In this regard, it would appear that your principal business, at least in the interim, is in energy development. Please advise or revise accordingly. In addition, provide the segment information required by each of the paragraphs of Item 101(c) for each of your business segments. Please also expand your facilities section on page 31 to include all of your relevant properties.

Overview of Energy Development, page 28

5.   We note you have disclosed in-place reserves and minable reserves for your Eastern Kentucky property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with your letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). Please also note that we may have more specific comments once we have received and reviewed your materials.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Legality Opinion – Exhibit 5.1

6.   The legal opinion provided to you by counsel relating to the warrants appears to refer to the future issuance of the warrants. Please revise the legality opinion or advise. In addition, the reference to the April 9, 2008 filing date in the first paragraph on page 1 is incorrect. Further, we note the language in the penultimate paragraph on page 2 that the "…opinions expressed herein are rendered as of the date hereof…" Please be advised that the opinion has to speak as of the effective date of the registration statement. As a result, it will be necessary for counsel to file an opinion dated as of the effective date or alternatively, counsel may remove this limitation from the opinion.

Form 10-K

Item 9A – Controls and Procedures, page 41

7.   We note your disclosure that "an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2007 was made under the supervision and with the participation of our management, including our chief executive officer. Based on that evaluation, management concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." In future filings, please revise to clarify, if true, that management includes your chief financial officer. Please also revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that

information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

8.   We note your disclosure that "during the most recently completed fiscal quarter, there has been no significant change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." In future filings, please revise to eliminate the reference to "significant" changes in your internal control over financial reporting.

Compliance With Section 404 of the Sarbanes-Oxley Act of 2002, page 42

9.   Revise the last sentence of the second paragraph to clarify that the attestation report of your registered public accounting firm is required to be included in your annual report in addition to their referenced statement. Further, delete the phrase regarding the extension of the compliance date.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Elliot H. Lutzker, Esq.
       Fax: 212-262-5152